SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 3)

Ener1, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29267A203
(CUSIP Number)
Anthony Castano Ener1 Group, Inc. 1540 Broadway, Suite 25C New York, New York 10036 (212) 920-3500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 6, 2002
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29267A203
(1) Names of reporting person: Boris Zingarevich
(2) Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions):
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or place of organization: Russia
Number of Shares Beneficially Owned by each reporting person with:	(7) Sole Voting Power: -0-
(8) Shared Voting Power: 89,592,829(1)(2)
(9) Sole Dispositive Power: -0-
(10) Shared Dispositive Power: 89,592,829(1)(2)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 89,592,829(1)(2)
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
(13) Percent of Class Represented by Amount in Row (11): 54.3%(3)
(14) Type of Reporting Person: IN

CUSIP No. 29267A203
(1) Names of reporting person: Ener1 Group, Inc.
(2) Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions): WC/OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or place of organization: Florida
Number of Shares Beneficially Owned by each reporting person with:	(7) Sole Voting Power: -0-
(8) Shared Voting Power: 78,086,703(1)
(9) Sole Dispositive Power: -0-
(10) Shared Dispositive Power: 78,086,703(1)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 78,086,703(1)
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
(13) Percent of Class Represented by Amount in Row (11): 49.6%(3)
(14) Type of Reporting Person: CO

CUSIP No. 29267A203
(1) Names of reporting person: Bzinfin S.A.
(2) Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions): WC/OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or place of organization: British Virgin Islands
Number of Shares Beneficially Owned by each reporting person with:	(7) Sole Voting Power: -0-
(8) Shared Voting Power: 89,592,829(2)
(9) Sole Dispositive Power: -0-
(10) Shared Dispositive Power: 89,592,829(2)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 89,592,829(2)
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
(13) Percent of Class Represented by Amount in Row (11): 54.3%(3)
(14) Type of Reporting Person: CO

This Amendment No. 3 to Schedule 13D (this “Amendment”) is filed by (i) Boris Zingarevich (“BZ”), (ii)  Ener1 Group, Inc. (“Ener1 Group”) and (iii) Bzinfin S.A. (“Bzinfin” and together with BZ and Ener1 Group, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share of Ener1, Inc., a Florida corporation.  This Amendment No. 3 amends and supplements Amendment No. 1 to Schedule 13D dated January 3, 2002 filed by the Reporting Persons (which amended and superseded in its entirety the Schedule 13D dated January 3, 2002 filed by the Reporting Persons), which was further amended by Amendment No. 2 to Schedule 13D dated March 15, 2002 filed by the Reporting Persons (as amended, the “Statement”).  From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended by this Amendment No. 3.

Items 1, 2, 3, 4, 5, 6 and 7 of the Statement are hereby amended and restated as hereinafter set forth.

ITEM 1. SECURITY AND ISSUER

This Statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Ener1, Inc., a Florida corporation (the “Company”), which has its principal executive offices located at 1540 Broadway, Suite 25C, New York, NY 10036.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) by the Reporting Persons.

 (b), (c), (f)  BZ’s business address is Pasea Estate Road Town, Tortola British Virgin Islands.  BZ is a private investor and was appointed as a director of the Company on June 1, 2010.  BZ is a citizen of Russia.  Ener1 Group is a holding company for investments and assets, and its principal offices are located at 1540 Broadway, Suite 25C, New York, NY  10036. Ener1 Group is a Florida corporation.  Bzinfin is a holding company for investments of BZ. Bzinfin owns and controls Enerl Group. Bzinfin's business address is Pasea Estate Road Town, Tortola, British Virgin Islands.  Bzinfin is a British Virgin Islands corporation. Bzinfin is owned and controlled by BZ.  BZ may be deemed to be the beneficial owner of the securities reported herein by virtue of owning and controlling Bzinfin, which in turn owns and controls Ener1 Group.   Schedule A hereto sets forth information regarding the executive officers and directors of Ener1 Group and Bzinfin.

(d)
None of the Reporting Persons, nor to the best of each of the Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons, nor to the best of each of the Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)
On June 8, 2010, Ener1 Group purchased from the Company in a private transaction exempt from the registration requirements of the Securities Act of 1933, as amended, for an aggregate purchase price of $65 million 18,678,161 newly issued shares of Common Stock and warrants to purchase up to 8,000,000 shares of Common Stock (of which 3,000,000 warrants have an exercise price of $3.48 per share and 5,000,000 warrants have an exercise price of $4.40 per share; all such warrants become exercisable on December 8, 2010 and are exercisable thereafter for a period of five years).  Ener1 Group used funds from a term loan (the “Bank Loan”) obtained from JSC VTB Bank (the “Bank”) to pay the full purchase price of these securities.  All other acquisitions of the Company’s securities by Ener1 Group reported herein were effectuated by cash purchases, loans and/or contribution of certain assets.  All cash purchases by Ener1 Group were funded by its working capital.  The aggregate amount of cash funds used by Ener1 Group to purchase the Company’s securities was approximately $33.1 million.  Ener1 Group also acquired securities of the Company in connection with loans made by Ener1 Group to the Company, either as equity consideration issued by the Company to Ener1 Group for making such loans to the Company, or as consideration to Ener1 Group for the forgiveness and/or conversion of loans previously made by and owed to Ener1 Group.  All such loans were funded by its working capital.  The aggregate amount of such loans made by Ener1 Group to the Company was approximately $30.6 million.  Ener1 Group also acquired securities of the Company in consideration for battery equipment contributed by Ener1 Group to the Company.  Such equipment contributed by Ener1 Group was the personal property of one of its shareholders.  The fair market value of such equipment when such contribution was made was approximately $8.7 million.

(b)
All acquisitions of the Company’s securities made directly by Bzinfin reported herein were effectuated by cash purchases, loans and/or contribution of certain assets.  All cash purchases by Bzinfin were funded by its working capital.  The aggregate amount of cash funds used by Bzinfin to purchase the Company’s securities was approximately $2.4 million.  Bzinfin also acquired securities of the Company in connection with the conversion of approximately $7.7 million of preferred shares issued by the Company to Bzinfin.  Such loans previously made by Bzinfin to the Company were funded by its working capital.  Bzinfin also acquired securities in the Company in consideration for certain loan and equity positions in Think Global, S.A. contributed by Bzinfin to the Company.  The fair market value of such assets when such contribution was made was approximately $5.4 million.

ITEM 4. PURPOSE OF TRANSACTION

(a)	The sole purpose of all acquisitions of the Company’s securities by Ener1 Group has been to fund the working capital needs of the Company and for general investment purposes.

(b)	The sole purpose of all acquisitions of the Company’s securities by Bzinfin has been to fund the working capital needs of the Company and for general investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)           (1)           BZ
Number of shares:  89,592,829(1)(2)
Percentage of shares:  54.3%(3)

(2)           Ener1 Group
Number of shares:  78,086,703(1)
Percentage of shares:  49.6%(3)

(3)           Bzinfin
Number of shares:  89,592,829(2)
Percentage of shares:  54.3%(3)

(b)           (1)           BZ
Sole power to vote or direct the vote:  -0-
Shared power to vote or direct the vote:  89,592,829(1)(2)
Sole power to dispose or to direct the disposition:  -0-
Shared power to dispose or direct the disposition:  89,592,829(1)(2)

(2)           Ener1 Group
Sole power to vote or direct the vote:  -0-
Shared power to vote or direct the vote:  78,086,703(1)
Sole power to dispose or to direct the disposition:  -0-
Shared power to dispose or direct the disposition:  78,086,703(1)

(3)           Bzinfin
Sole power to vote or direct the vote:  -0-
Shared power to vote or direct the vote:  89,592,829(2)
Sole power to dispose or to direct the disposition:  -0-
Shared power to dispose or direct the disposition:  89,592,829(2)

(c)
On June 3, 2010, Ener1 Group disposed of 18,000,000 shares of Common Stock to a then minority shareholder of Ener1 Group as the principal consideration for, among other matters, redeeming all of the capital stock of Ener1 Group owned by such minority shareholder. On June 8, 2010, Ener1 Group pledged 45,469,142 shares of Common Stock, together with substantially all of its other assets (other than 17,228,428 shares of Common Stock), to secure its obligations under the Bank Loan. In connection with the Bank Loan, Ener1 Group granted the Bank (i) a warrant whereby the Bank is entitled to purchase from Ener1 Group 2,400,000 shares of Common Stock at an exercise price of $5.60 per share (such number of shares and exercise price being subject to anti-dilution protection) for a period of forty-eight months from June 8, 2010 (the “Warrant”) and (ii) a put option whereby the Bank is entitled to require Ener1 Group to purchase the shares of Common Stock subject to the Warrant in the event the Common Stock is for any reason delisted for trading on the Nasdaq Stock Market and within five business days of such delisting the Common Stock is not then listed for trading on the New York Stock Exchange or the NYSE Amex stock exchange or relisted for trading on the Nasdaq Stock Market at a put option price equal to the then-current sales price for the shares that would be realized in an arm’s-length sale (the “Put Option”). Other than as reported in this Item 5(c) and in Item 3(a) above, none of the Reporting Persons has engaged in any transactions in the shares of common stock of the Company during the 60 days prior to the date of filing of this Amendment.

(d)
Other than as described in Item 5(c) above, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by any of the Reporting Persons.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

(1)  Ener1 Group

(i)
45,469,142 of the shares of Common Stock owned by Ener1 Group have been pledged to the Bank, together with substantially all of Ener1 Group’s other assets (other than 17,228,428 shares of Common Stock), to secure the Bank Loan. The Bank Loan matures on June 8, 2014 and is payable in five equal installments semi-annually beginning on June 9, 2012.  If on any trading day during the term of the Bank Loan the collateral coverage ratio (i.e., the ratio of (a) the outstanding Bank Loan (plus accrued unpaid interest less any cash collateral) to (b) the total value of the pledged shares of Common Stock) is equal to or greater than 0.57:1, Ener1 Group is required within five business days of any such occurrence to pledge additional shares of Common Stock and/or cash, so that the collateral coverage ratio is no greater than 0.4:1.  Events of default under the Bank Loan include, without limitation, Ener1 Group’s failure to maintain such foregoing collateral coverage ratio, Ener1 Group’s and Bzinfin’s failure to own and control at least 40% of the Company’s outstanding shares of Common Stock, the Company’s failure to achieve certain minimum annual “EBITDA” levels during 2011 through 2013, the Company’s failure to maintain a “Total Debt” to “Net Tangible Assets” ratio of 1:1 at any time, the Company incurring consolidated “Borrowings” in excess of certain thresholds during 2010 through 2013, the Company making capital investments in excess of specified amounts in any financial year, the Common Stock is not listed on the Nasdaq Stock Market, the New York Stock Exchange or the NYSE Amex stock exchange,  and standard events for non-payment of obligations, violation of affirmative and negative covenants, cross defaults under other material debt and insolvency.  BZ has personally guaranteed 75% of the Bank Loan. In connection with the Bank Loan, Ener1 Group has granted the Bank the Warrant and the Put Option (as described in Item 5(c) above). The foregoing description of the Bank Loan, the Warrant and the Put Option is not complete and is qualified in its entirety by reference to the full text of the Bank Loan, the Warrant and the Put Option, copies of which filed are herewith as Exhibits 99.2, 99.3 and 99.4 and incorporated by reference herein.

(ii)
Warrant issued by the Company to Ener1 Group dated June 8, 2010, exercisable for 3,000,000 shares of Common Stock at an exercise price of $3.48 per share.  This warrant will be exercisable on December 8, 2010 and will expire on December 8, 2015.

(iii)
Warrant issued by the Company to Ener1 Group dated June 8, 2010, exercisable for 5,000,000 shares of Common Stock at an exercise price of $4.40 per share.  This warrant will be exercisable on December 8, 2010 and will expire on December 8, 2015.

(iv)
Warrant issued by the Company to Ener1 Group dated June 30, 2006, exercisable for 20,000,000 shares of Common Stock at an exercise price of $0.50 per share.  This warrant was subsequently divided into two warrants, one warrant for 3,210,754 shares at an exercise price of $0.25 per share (all of which has since been exercised), and another warrant for 16,789,246 shares at an exercise price of $0.30 per share.  After a 7-for-1 reverse stock split by the Company, the remaining warrant is exercisable for 2,398,464 shares at an exercise price of $2.10 per share.  This remaining warrant will expire on June 30, 2011.

(v)
Warrant issued by the Company to Ener1 Group dated June 30, 2006, exercisable for 9,000,000 shares of Common Stock at an exercise price of $0.50 per share.  The exercise price was subsequently adjusted to $0.30 per share.  After a 7-for-1 reverse stock split by the Company, this warrant is exercisable for 1,285,714 shares at an exercise price of $2.10 per share.  This warrant will expire on June 30, 2011.

(vi)
Warrant issued by the Company to Ener1 Group dated September 30, 2006, exercisable for 9,000,000 shares of Common Stock at an exercise price of $0.40 per share.  The exercise price was subsequently adjusted to $0.30 per share.  After a 7-for-1 reverse stock split by the Company, this warrant is exercisable for 1,285,714 shares at an exercise price of $2.10 per share.  This warrant will expire on September 30, 2011.

(vii)
Warrant issued by the Company to Ener1 Group dated February 13, 2007, exercisable for 9,000,000 shares of Common Stock at an exercise price of $0.50.  The exercise price was subsequently adjusted to $0.30 per share.  After a 7-for-1 reverse stock split by the Company, this warrant is exercisable for 1,285,714 shares at an exercise price of $2.10 per share.  This warrant will expire on February 13, 2012.

(viii)
Warrant issued by the Company to Ener1 Group dated February 13, 2007, exercisable for 18,000,000 shares of Common stock at an exercise price of $0.60 per share.  This warrant was subsequently divided into two warrants, one warrant for 9,800,000 shares at an exercise price of $0.25 per share (all of which has since been exercised), and another warrant for 8,200,000 shares at an exercise price of $0.30 per share.  After a 7-for-1 reverse stock split by the Company, the remaining warrant is exercisable for 1,171,429 shares at an exercise price of $2.10 per share.  This remaining warrant will expire on February 13, 2012.

(ix)
Warrant issued by the Company to Ener1 Group dated May 21, 2007, exercisable for 11,880,000 shares of Common Stock at an exercise price of $0.30 per share.  After a 7-for-1 reverse stock split by the Company, this warrant is exercisable for 1,697,143 shares at an exercise price of $2.10 per share.  This warrant will expire on May 21, 2012.

(x)
Warrant issued by the Company to Ener1 Group dated June 29, 2007, exercisable for 7,724,000 shares of Common Stock at an exercise price of $0.30 per share.  After a 7-for-1 reverse stock split by the Company, this warrant is exercisable for 1,103,429 shares at an exercise price of $2.10 per share.  This warrant will expire on June 29, 2012.

(xi)
Warrant issued by the Company to Ener1 Group dated August 7, 2007, exercisable for 3,600,000 shares of Common Stock at an exercise price of $0.30 per share.  After a 7-for-1 reverse stock split by the Company, this warrant is exercisable for 514,286 shares at an exercise price of $2.10 per share.  This warrant will expire on August 7, 2012.

(xii)
Warrant issued by the Company to Ener1 Group dated September 28, 2007, exercisable for 8,400,000 shares of Common Stock at an exercise price of $0.30 per share.  After a 7-for-1 reverse stock split by the Company, this warrant is exercisable for 1,200,000 shares at an exercise price of $2.10 per share.  This warrant will expire on September 28, 2012.

(xiii)
Warrant issued by the Company to Ener1 Group dated November 5, 2007, exercisable for 4,438,290 shares of Common Stock at an exercise price of $0.30 per share.  After a 7-for-1 reverse stock split by the Company, this warrant is exercisable for 634,042 shares at an exercise price of $2.10 per share.  This warrant will expire on November 5, 2012.

(xiv)
Warrant issued by the Company to Ener1 Group dated November 14, 2007, exercisable for 1,280,000 shares of Common Stock at an exercise price of $0.30 per share.  After a 7-for-1 reverse stock split by the Company, this warrant is exercisable for 182,858 shares at an exercise price of $2.10 per share.  This warrant will expire on November 14, 2012.

(xv)
Warrant issued by the Company to Ener1 Group dated November 14, 2007, exercisable for 612,384 shares of Common Stock at an exercise price of $0.40 per share.  After a 7-for-1 reverse stock split by the Company, this warrant is exercisable for 87,483 shares at an exercise price of $2.80 per share.  This warrant will expire on August 14, 2012.

(xvi)
Warrant issued by the Company to Ener1 Group dated as of March 26, 2008, exercisable for 142,858 shares of Common Stock at an exercise price of $5.95 per share.  This warrant will expire on March 26, 2013.

(xvii)
Call Option issued by Ener1 Group to Enable Capital and subsequently assigned to Morgan Stanley & Co Inc. dated as of May 10, 2007, exercisable for 1,600,000 shares of Common Stock held by Ener1 Group at an exercise price of $0.30 per share.  After a 7-for-1 reverse stock split by the Company, this option is exercisable for 228,572 shares at an exercise price of $2.10 per share.   This option will expire on May 10, 2012.

(xviii)
Call Option issued by Ener1 Group to Enable Capital and subsequently assigned to Anchorage Capital Master Offshore Ltd. dated as of May 10, 2007, exercisable for 228,572 shares of Common Stock held by Ener1 Group at an exercise price of $2.10 per share.  This option will expire on May 10, 2012.

(xix)
Call Option issued by Ener1 Group to Enable Capital and subsequently assigned to Venor Capital Master Fund, Ltd. dated as of May 10, 2007, exercisable for 228,572 shares of Common Stock held by Ener1 Group at an exercise price of $2.10 per share.  This option will expire on May 10, 2012.

(xx)
Call Option issued by Ener1 Group to Bzinfin dated October 1, 2007, exercisable for 80,000,000 shares of Common Stock held by Ener1 Group at an exercise price of $0.30 per share.  After a 7-for-1 reverse stock split by the Company, this option is exercisable for 11,428,572 shares at an exercise price of $2.10 per share.  This option will expire on October 1, 2012.

(xxi)
Call Option issued by Ener1 Group to Bzinfin dated October 1, 2007, exercisable for 87,799,344 shares of Common Stock held by Ener1 Group at an exercise price of $0.30 per share.  After a 7-for-1 reverse stock split by the Company, this option is exercisable for 12,542,763 shares at an exercise price of $2.10 per share.  This option will expire on October 1, 2012.

(xxii)
Call Option issued by Ener1 Group to Bzinfin dated October 1, 2007, exercisable for 45,000,000 shares of Common Stock held by Ener1 Group at an exercise price of $0.10 per share.  After a 7-for-1 reverse stock split by the Company, this option is exercisable for 6,428,571 shares at an exercise price of $0.70 per share.  This option will expire on October 1, 2012.

(xxiii)
Call Option issued by Ener1 Group to Bzinfin dated October 1, 2007, exercisable for 2,980,000 shares of Common Stock held by Ener1 Group at an exercise price of $0.28 per share.  After a 7-for-1 reverse stock split by the Company, this option is exercisable for 425,714 shares at an exercise price of $1.96 per share.  This option will expire on October 1, 2012.

(xxiv)
Line of Credit Agreement dated July 26, 2007 between Ener1 Group, as borrower, and Bzinfin, as lender, under which $16,990,937 of indebtedness is convertible into 8,090,923 shares of Common Stock held by Ener1 Group at a conversion price of $2.10 per share.  In addition, under this same Line of Credit Agreement, a Call Option was issued by Ener1 Group to Bzinfin on July 26, 2007, exercisable for 23,800,000 shares of the Company’s common stock held by Ener1 Group at an exercise price of $0.30 per share.  After a 7-for-1 reverse stock split by the Company, this option is exercisable for 3,400,000 shares at an exercise price of $2.10 per share.  This option will expire on July 26, 2012.

(xxv)
Two Call Options issued pursuant to a Loan Agreement dated February 4, 2008 by Ener1 Group to Arcadia Association.  The first option was dated February 5, 2008 and the second option was dated March 31, 2008, and each option was exercisable for 964,285 shares of Common Stock held by Ener1 Group at an exercise price of $0.70 per share.  After a 7-for-1 reverse stock split by the Company, each such option is exercisable for 137,755 shares at an exercise price of $4.90 per share.  The first option will expire on February 5, 2013 and the second option will expire March 31, 2013.

(xxvi)
Loan Restructuring Agreement dated October 1, 2007 between Ener1 Group, as borrower, and Bzinfin as lender, under which 75% of the outstanding indebtedness is convertible into shares of Common Stock held by Ener1 Group at a conversion price of $2.10 per share. As of May 31, 2010, the outstanding indebtedness thereunder was $97,669, 260, convertible into 34,881,878 shares of Common Stock.

(xxvii)
Share Purchase Agreement dated March 22, 2007 between Ener1 Group and BIBA Limited for the sale by Ener1 Group to BIBA Limited of 1,851,852 shares of Common Stock at $0.27 per share.  After a 7-for-1 reverse stock split by the Company, Ener1 Group will deliver  264,551 shares to BIBA Limited.

(2)  Bzinfin

(i)
Warrant issued by the Company to Bzinfin dated October 11, 2007, exercisable for 15,309,589 shares of Common Stock at an exercise price of $0.40 per share.  After a 7-for-1 reverse stock split by the Company, this warrant is exercisable for 2,187,085 shares at an exercise price of $2.80 per share.  This warrant will expire on August 14, 2012.

(ii)	Warrant issued by the Company to Bzinfin dated August 26, 2009, exercisable for 75,000 shares of Common Stock at an exercise price of $8.25 per share. This warrant will expire on August 26, 2011.

(iii)	Warrant issued by the Company to Bzinfin dated January 7, 2009, exercisable for 1,250,000 shares of Common Stock at an exercise price of $8.25 per share. This warrant will expire on January 7, 2011.

(iv)	Warrant issued by the Company to Bzinfin dated February 13, 2009, exercisable for 250,000 shares of Common Stock at an exercise price of $8.25 per share. This warrant will expire on February 13, 2011.

(v)	Warrant issued by the Company to Bzinfin dated March 26, 2009, exercisable for 50,000 shares of Common stock at an exercise price of $8.25 per share. This warrant will expire on March 26, 2011.

(vi)	Warrant issued by the Company to Bzinfin dated March 31, 2009, exercisable for 12,500 shares of Common Stock at an exercise price of $8.25 per share. This warrant will expire on March 31, 2011.

(vii)	Warrant issued by the Company to Bzinfin dated April 8, 2009, exercisable for 50,000 shares of Common Stock at an exercise price of $8.25 per share. This warrant will expire on April 8, 2011.

(viii)	Warrant issued by the Company to Bzinfin dated April 16, 2009, exercisable for 37,500 shares of Common Stock at an exercise price of $8.25 per share. This warrant will expire on April 16, 2011.

(ix)	Warrant issued by the Company to Bzinfin dated May 6, 2009, exercisable for 75,000 shares of Common stock at an exercise price of $8.25 per share. This warrant will expire on May 6, 2011.

(x)	Warrant issued by the Company to Bzinfin dated May 7, 2009, exercisable for 37,500 shares of Common Stock at an exercise price of $8.25 per share. This warrant will expire on May 7, 2011.

(xi)	Warrant issued by the Company to Bzinfin dated August 26, 2009, exercisable for 125,000 shares of Common Stock at an exercise price of $8.25 per share. This warrant will expire on August 26, 2011.

(xii)
Amended and Restated Line of Credit Agreement dated August of 2009 between the Company, as borrower, and Bzinfin, as lender, under which $8,808,000 of indebtedness is convertible into 1,761,600 shares of  Common Stock at a conversion price of $5.00 per share, and $9,187,389 of indebtedness is convertible into 1,531,231 shares of Common Stock at a conversion price of $6.00 per share.

(xiii)	Warrant issued by the Company to Bzinfin dated February 10, 2010, exercisable for 250,000 shares of Common Stock at an exercise price of $8.25 per share. This warrant will expire on February 10, 2012

(xiv)	Such agreements between Bzinfin and Ener1 Group referenced under (1) above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement, dated June 18, 2010 by and among the Reporting Persons.*

Exhibit 99.2	Facility Agreement dated June 4, 2010 and made between Ener1 Group, Inc. and JSC VTB Bank.*

Exhibit 99.3	Warrant issued by Ener1 Group, Inc. to JSC VTB Bank dated June 4, 2010, exercisable for 2,400,000 shares of Common Stock at an exercise price of $5.60 per share.*

Exhibit 99.4	Warrant Share Put Option Agreement dated June 4, 2010 between Ener1 Group, Inc. and JSC VTB Bank for the shares of Common Stock subject to the Warrant referenced in Exhibit 99.3.*

Exhibit 99.5	Warrant issued by the Company to Ener1 Group dated June 8, 2010, exercisable for 3,000,000 shares of Common Stock at an exercise price of $3.48 per share.*

Exhibit 99.6	Warrant issued by the Company to Ener1 Group dated June 8, 2010, exercisable for 5,000,000 shares of Common Stock at an exercise price of $4.40 per share.*

Exhibit 99.7
Warrant issued by the Company to Ener1 Group dated June 30, 2006, exercisable for 20,000,000 shares of Common Stock at an exercise price of $0.50 per share (incorporated by reference to Exhibit 4.18 of the Company’s quarterly report on Form 10-QSB for the quarterly period ended June 30, 2006).

Exhibit 99.8
Warrant issued by the Company to Ener1 Group dated June 30, 2006, exercisable for 9,000,000 shares of Common Stock at an exercise price of $0.50 per share (incorporated by reference to Exhibit 4.17 of the Company’s quarterly report on Form 10-QSB for the quarterly period ended June 30, 2006).

Exhibit 99.9
Warrant issued by the Company to Ener1 Group dated September 30, 2006, exercisable for 9,000,000 shares of Common Stock at an exercise price of $0.40 per share (incorporated by reference to Exhibit 4.20 of the Company’s quarterly report on Form 10-QSB for the quarterly period ended September 30, 2006).

Exhibit 99.10
Warrant issued by the Company to Ener1 Group dated February 13, 2007, exercisable for 9,000,000 shares of Common Stock at an exercise price of $0.50 per share (incorporated by reference to Exhibit 4.27 of the Company’s Registration Statement on Form SB-2 filed on February 13, 2007).

Exhibit 99.11
Warrant issued by the Company to Ener1 Group dated February 13, 2007, exercisable for 18,000,000 shares of Common stock at an exercise price of $0.60 per share (incorporated by reference to Exhibit 4.27 of the Company’s Registration Statement on Form SB-2 filed on February 13, 2007).

Exhibit 99.12	Warrant issued by the Company to Ener1 Group dated May 21, 2007, exercisable for 11,880,000 shares of Common Stock at an exercise price of $0.30 per share.*

Exhibit 99.13	Warrant issued by the Company to Ener1 Group dated June 29, 2007, exercisable for 7,724,000 shares of Common Stock at an exercise price of $0.30 per share.*

Exhibit 99.14	Warrant issued by the Company to Ener1 Group dated August 7, 2007, exercisable for 3,600,000 shares of Common Stock at an exercise price of $0.30 per share.*

Exhibit 99.15	Warrant issued by the Company to Ener1 Group dated September 28, 2007, exercisable for 8,400,000 shares of Common Stock at an exercise price of $0.30 per share.*

Exhibit 99.16	Warrant issued by the Company to Ener1 Group dated November 5, 2007, exercisable for 4,438,290 shares of Common Stock at an exercise price of $0.30 per share.*

Exhibit 99.17	Warrant issued by the Company to Ener1 Group dated November 14, 2007, exercisable for 1,280,000 shares of Common Stock at an exercise price of $0.30 per share.*

Exhibit 99.18	Warrant issued by the Company to Ener1 Group dated November 14, 2007, exercisable for 612,384 shares of Common Stock at an exercise price of $0.40 per share.*

Exhibit 99.19	Warrant issued by the Company to Ener1 Group dated as of March 26, 2008, exercisable for 142,858 shares of Common Stock at an exercise price of $5.95 per share.*

Exhibit 99.20
Call Option issued by Ener1 Group to Enable Capital and subsequently assigned to Morgan Stanley & Co Inc. dated as of May 10, 2007, exercisable for 1,600,000 shares of Common Stock held by Ener1 Group at an exercise price of $0.30 per share.*

Exhibit 99.21
Call Option issued by Ener1 Group to Enable Capital and subsequently assigned to Anchorage Capital Master Offshore Ltd. dated as of May 10, 2007, exercisable for 228,572 shares of Common Stock held by Ener1 Group at an exercise price of $2.10 per share.*

Exhibit 99.22
Call Option issued by Ener1 Group to Enable Capital and subsequently assigned to Venor Capital Master Fund, Ltd. dated as of May 10, 2007, exercisable for 228,572 shares of Common Stock held by Ener1 Group at an exercise price of $2.10 per share.*

Exhibit 99.23	Call Option issued by Ener1 Group to Bzinfin dated October 1, 2007, exercisable for 80,000,000 shares of Common Stock held by Ener1 Group at an exercise price of $0.30 per share.*

Exhibit 99.24	Call Option issued by Ener1 Group to Bzinfin dated October 1, 2007, exercisable for 87,799,344 shares of Common Stock held by Ener1 Group at an exercise price of $0.30 per share.*

Exhibit 99.25	Call Option issued by Ener1 Group to Bzinfin dated October 1, 2007, exercisable for 45,000,000 shares of Common Stock held by Ener1 Group at an exercise price of $0.10 per share.*

Exhibit 99.26	Call Option issued by Ener1 Group to Bzinfin dated October 1, 2007, exercisable for 2,980,000 shares of Common Stock held by Ener1 Group at an exercise price of $0.28 per share.*

Exhibit 99.27	Line of Credit Agreement dated July 26, 2007 between Ener1 Group and Bzinfin.*

Exhibit 99.28	Loan Agreement dated February 4, 2008 between Ener1 Group and Arcadia Association.*

Exhibit 99.29	Loan Restructuring Agreement dated October 1, 2007 between Ener1 Group and Bzinfin.*

Exhibit 99.30	Warrant issued by the Company to Bzinfin dated October 11, 2007, exercisable for 15,309,589 shares of Common Stock at an exercise price of $0.40 per share.*

Exhibit 99.31	Share Purchase Agreement dated March 22, 2007 between Ener1 Group and BIBA Limited for the sale by Ener1 Group to BIBA Limited of 1,851,852 shares of Common Stock at $0.27 per share.*

Exhibit 99.32
Warrant issued by the Company to Bzinfin dated August 26, 2009, exercisable for 75,000 shares of Common Stock at an exercise price of $8.25 per share (form of warrant incorporated by reference to Exhibit 4.1 of the Company’s current report on Form 8-K filed on December 30, 2008).

Exhibit 99.33
Warrant issued by the Company to Ener1 Group and subsequently assigned by Ener1 Group to Bzinfin on January 7, 2009, exercisable for 1,250,000 shares of Common Stock at an exercise price of $8.25 per share (form of warrant incorporated by reference to Exhibit 4.1 of the Company’s current report on Form 8-K filed on December 30, 2008).

Exhibit 99.34
Warrant issued by the Company to Ener1 Group and subsequently assigned by Ener1 Group to Bzinfin on February 13, 2009, exercisable for 250,000 shares of Common Stock at an exercise price of $8.25 per share (form of warrant incorporated by reference to Exhibit 4.1 of the Company’s current report on Form 8-K filed on December 30, 2008).

Exhibit 99.35
Warrant issued by the Company to Ener1 Group and subsequently assigned by Ener1 Group to Bzinfin on March 26, 2009, exercisable for 50,000 shares of Common Stock at an exercise price of $8.25 per share (form of warrant incorporated by reference to Exhibit 4.1 of the Company’s current report on Form 8-K filed on December 30, 2008).

Exhibit 99.36
Warrant issued by the Company to Ener1 Group and subsequently assigned by Ener1 Group to Bzinfin on March 31, 2009, exercisable for 12,500 shares of Common Stock at an exercise price of $8.25 per share (form of warrant incorporated by reference to Exhibit 4.1 of the Company’s current report on Form 8-K filed on December 30, 2008).

Exhibit 99.37
Warrant issued by the Company to Ener1 Group and subsequently assigned by Ener1 Group to Bzinfin on April 8, 2009, exercisable for 50,000 shares of Common Stock at an exercise price of $8.25 per share (form of warrant incorporated by reference to Exhibit 4.1 of the Company’s current report on Form 8-K filed on December 30, 2008).

Exhibit 99.38
Warrant issued by the Company to Ener1 Group and subsequently assigned by Ener1 Group to Bzinfin on April 16, 2009, exercisable for 37,500 shares of Common Stock at an exercise price of $8.25 per share (form of warrant incorporated by reference to Exhibit 4.1 of the Company’s current report on Form 8-K filed on December 30, 2008).

Exhibit 99.39
Warrant issued by the Company to Ener1 Group and subsequently assigned by Ener1 Group to Bzinfin on May 6, 2009, exercisable for 75,000 shares of Common Stock at an exercise price of $8.25 per share (form of warrant incorporated by reference to Exhibit 4.1 of the Company’s current report on Form 8-K filed on December 30, 2008).

Exhibit 99.40
Warrant issued by the Company to Ener1 Group and subsequently assigned by Ener1 Group to Bzinfin on May 7, 2009, exercisable for 37,500 shares of Common Stock at an exercise price of $8.25 per share (form of warrant incorporated by reference to Exhibit 4.1 of the Company’s current report on Form 8-K filed on December 30, 2008).

Exhibit 99.41
Warrant issued by the Company to Ener1 Group and subsequently assigned by Ener1 Group to Bzinfin on August 26, 2009, exercisable for 125,000 shares of Common Stock at an exercise price of $8.25 per share (form of warrant incorporated by reference to Exhibit 4.1 of the Company’s current report on Form 8-K filed on December 30, 2008).

Exhibit 99.42
Amended and Restated Line of Credit Agreement, entered into by the Company and Bzinfin in August of 2009 (incorporated by reference to Exhibit 1.4 of the Company’s current report on Form 8-K filed on August 27, 2009).

Exhibit 99.43	Warrant issued by the Company to Bzinfin dated February 10, 2010, exercisable for 250,000 shares of Common Stock at an exercise price of $8.25 per share.*

* Filed herewith.

__________________________
Footnotes:

(1)
Ener1 Group’s ownership consists of: (i) 65,097,570 shares of Common Stock and (ii) 12,989,133 shares of Common stock underlying presently exercisable derivative securities issued by the Company to Ener1 Group.

(2)
Bzinfin’s ownership consists of: (i) 3,813,710 shares of Common Stock and (ii) 7,692,416 shares of Common Stock underlying presently exercisable derivative securities issued by the Company to Bzinfin.  In addition to such foregoing shares of Common Stock, Bzinfin may be deemed to beneficially own the 78,086,703 shares of Common Stock owned by Ener1 Group as reported in above Footnote 1 by reason of owning and controlling Ener1 Group.   As reported in this Amendment, Bzinfin has the right to purchase from Ener1 Group up to 77,198,421 of such 78,086,703 shares of Common Stock, as the 77,198,421 shares underlie presently exercisable derivative securities issued by Ener1 Group to Bzinfin. However, in order to avoid duplicity, these 77,198,421 shares of Common Stock are not included within Bzinfin’s ownership stated in the first sentence of this Footnote 2.

(3)
Based on 144,358,814 outstanding shares of Common Stock as of June 17, 2010.  The beneficial ownership percentages were calculated on an “as-exercised” and “as-converted” basis for derivative securities that are presently exercisable or exercisable within 60 days of the date hereof in accordance with Rule 13d-3(d)(1) of the Exchange Act.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

BORIS ZINGAREVICH

/s/Boris Zingarevich	June 18, 2010
Date

ENER1 GROUP, INC.

/s/Anthony Castano	June 18, 2010
Anthony Castano	Date
Chief Financial Officer

BZINFIN S.A.

/s/Patrick T. Bittel	June 18, 2010
Patrick T. Bittel, Attorney-in-Fact	Date

Schedule A

Directors and Executive Officers of Ener1 Group, Inc. (“Ener1 Group”)1

(a)	The executive officers and directors of Ener1 Group are Anthony Castano, Charles Gassenheimer, Boris Zingarevich and Mikhail Zingarevich.

(b)
The principal business of Charles Gassenheimer is as an executive officer of Ener1, Inc. and Ener1 Group.  The principal business of Anthony Castano is as an executive officer of Ener1 Group. Messrs. Gassenheimer and Castano are citizens of the United States.  Mikhail Zingarevich is a private investor and a citizen of Russia.

(c)
The principal office address of Charles Gassenheimer and Anthony Castano is 1540 Broadway, Suite 25C, New York, NY 10036.  The principal office address of Mikhail Zingarevich is Pasea Estate Road Town, Tortola British Virgin Islands.

Directors and Executive Officers of Bzinfin S.A.  (“Bzinfin”)

(a)	The executive officers and directors of Bzinfin are Luis A. Davis, Pamela D. Hall and Silvia B. Clarke.

(b)	The principal office address of such officers and directors of Bzinfin is Pasea Estate Road Town, Tortola British Virgin Islands.

_________________________
1 The information required hereby for Boris Zingarevich is set forth in Item 2 of this Amendment.